

January 27, 2014

<u>Via E-mail</u>
Mr. Mick McMullen
Chief Executive Officer
Stillwater Mining Company
1321 Discovery Drive
Billings, MT 59102

      Re: **Stillwater Mining Company**
              Form 10-K for the Year Ended December 31, 2012
              Filed February 27, 2013
              File No. 001-13053

Dear Mr. McMullen:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                           Sincerely,

                           /s/Tia L. Jenkins

                           Tia L. Jenkins
                           Senior Assistant Chief Accountant
                           Office of Beverages, Apparel, and
                           Mining